FORM 5

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                       Filed pursuant to Section 16(a) of
                         the Securities Exchange Act of
                           1934, Section 17(a) of the
                   Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940


             |_| Check this box if no longer subject to Section 16.
                   Form 4 or Form 5 obligations may continue.
                              See Instruction 1(b).

                          |_| Form 3 Holdings Reported

                        |_| Form 4 Transactions Reported



1.   Name and Address of Reporting Person*:      Schmider   Thomas
                                                -------------------------------
                                                 (Last)     (First)    (Middle)

                     c/o Infogrames Entertainment S.A. 84 rue du 1 er Mars 1943
                     ----------------------------------------------------------
                                            (Street)

                                          Villeurbanne   France        69100
                                          -------------------------------------
                                            (City)      (State)        (Zip)


2.   Issuer Name and Ticker or Trading Symbol:

          GT Interactive Software Corp. (GTIS)

3.   IRS or Social Security Number of Reporting Person  (Voluntary):

4.   Statement for Month/Year:

         March 31, 2000

5.   If Amendment, Date of Original:
      (Month/Year)

6.   Relationship of Reporting Person(s) to Issuer:     (Check all applicable)

__X__  Director

_____  Officer (give title below)

_____  10% Owner

_____  Other (specify below)

7.   Individual or Joint/Group Filing (Check Applicable Line)

__X__  Form filed by One Reporting Person

_____  Form filed by More than One Reporting Person


                  Table I - Non-Derivative Securities Acquired,
                       Disposed of, or Beneficially Owned


1.   Title of Security:
      (Instr. 3)

      Common Stock, par value $0.01 per share ("Common Stock")

2.   Transaction Date:
      (Month/Day/Year)

3.   Transaction Code:
      (Instr. 8)

4.   Securities Acquired (A) or Disposed of (D):
      (Instr. 3, 4 and 5)

      Amount       (A) or (D)       Price

5.   Amount of Securities Beneficially Owned at End of Issuer's
     Fiscal Year:
      (Instr. 3 and 4)

       0(a)

6.   Ownership Form:   Direct (D) or Indirect (I):
      (Instr. 4)

7.   Nature of Indirect Beneficial Ownership:
      (Instr. 4)

*If the form is filed by more than one reporting person, see Instruction
4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently
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           Table II - Derivative Securities Acquired, Disposed of, or
            Beneficially Owned (e.g., puts, calls, warrants, options,
                             convertible securities)


1.   Title of Derivative Security:
      (Instr. 3)

Options to purchase Common Stock

Convertible notes convertible into shares of Common Stock

Warrants convertible into shares of Common Stock

2.   Conversion or Exercise Price of Derivative Security:

           $2.75

3.   Transaction Date :
      (Month/Day/Year)

           4/5/00

4.   Transaction Code:
      (Instr. 8)

           Code
            A

5.   Number of Derivative Securities Acquired (A) or Disposed of (D):
      (Instr. 3, 4 and 5)

       (A)                 (D)

     250,000

       0(a)

       0(a)

6.    Date Exercisable and Expiration Date:
       (Month/Day/Year)

       Date Exercisable             Expiration Date

            (b)                        4/5/10

7.   Title and Amount of Underlying Securities:
       (Instr. 3 and 4)

      Title                Amount or Number of Shares

     Common Stock                 250,000

8.   Price of Derivative Security:
      (Instr. 5)

9.   Number of Derivative Securities Beneficially Owned at End of Year:
      (Instr. 4)

            250,000

10.  Ownership Form of Derivative Security:   Direct (D) or Indirect (I):
       (Instr. 4)

            D

11.  Nature of Indirect Beneficial Ownership:
       (Instr. 4)

Explanation of Responses:
(a) Mr. Schmider is Managing Director of Infogrames Entertainment S.A., of which California U.S. Holdings, Inc. ("CUSH") is a wholly owned subsidiary. CUSH is the sole owner of the follwing GTIS securities:
     (1) 62,129,960 shares of Common Stock, (ii) Convertible Notes convertible at a conversion price of $1.85 per share into, as of March 31, 2000, 33,222,399 shares of Common Stock and (iii) Warrants exercisable at an exercise price of $0.01 per share for 4,775,000 share of Common Stock.
     Mr. Schmider disclaims beneficial ownership of these securities.
(b) The options become exercisable in four equal annual installments beginning on the first anniversary date specified in Column 3.

** Intentional misstatements or            /s/ Thomas Schmider
   omissions of facts constitute           -----------------------
   Federal Criminal Violations.            ** Signature of Reporting Person
   See 18 U.S.C. 1001 and
   15 U.S.C. 78ff(a).

                                           Date: May 15, 2000


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.